SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.

(Name of Subject Company (Issuer))

Tucows Inc. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share

(Title of Class of Securities)

898697107

(CUSIP Number of Class of Securities)

Elliot Noss

Tucows Inc.

96 Mowat Avenue

Toronto, Ontario M6K 3M1

(416) 535-0123

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA  19103-2921

(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,800,000	$707.40

*

Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 4,000,000 shares of common stock, no par value per share, at the maximum tender offer price of $0.45 per share in cash.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$707.40
Form of Registration No.:	Schedule TO-I
Filing Party:	Tucows Inc.
Date Filed:	February 12, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 12, 2009 by Tucows Inc., a Pennsylvania corporation (the “Company”), relating to the tender offer by the Company to purchase up to 4,000,000 shares of its common stock, no par value per share, or such fewer number of shares as are properly tendered and not properly withdrawn.  The Company is offering to purchase these shares at a price not greater than $0.45 per share nor less than $0.36 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. The Company’s offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2009, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On March 16, 2009, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 p.m. New York City time, on Friday, March 13, 2009. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(C)       Press Release, dated March 16, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ MICHAEL COOPERMAN
Michael Cooperman
Chief Financial Officer

March 16, 2009

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 6, 2009*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 6, 2009*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 6, 2009*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification on Substitute Form W-9*

(a)(2) - (a)(4)	Not applicable

(a)(5)(A)	Letter to Stockholders from the President and Chief Executive Officer, dated February 6, 2009*

(a)(5)(B)	Press Release dated February 6, 2009*

(a)(5)(C)	Press Release dated March 16, 2009**

(d)(1)

Tucows Inc. 2006 Omnibus Equity Compensation Plan (incorporated by reference to Exhibit 10.3 filed with Tucows’ annual report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 29, 2007)

*Previously filed.

** Filed Herewith.